Exhibit 4(g)
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
Invacare Corporation (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: its common shares, without par value (“common shares”).
The Company’s Amended and Restated Articles of Incorporation, as amended (the “Articles”) authorize the issuance of 162,300,000 shares consisting of 300,000 serial preferred shares, without par value (“serial preferred shares”), 150,000,000 common shares and 12,000,000 Class B common shares, without par value (“Class B common shares”). The following is a summary of the terms and provisions of the Company’s common shares. Certain terms of the Company’s Class B common shares and serial preferred shares that may impact the rights of holders of the common shares also are summarized below.
The rights of the holders of the common shares are governed by the Ohio Revised Code, the Company’s Amended and Restated Articles of Incorporation, as amended (the “Articles”) and the Company’s Amended and Restated Code of Regulations, as amended (the “Regulations”), each of which is filed as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, and each of which may be amended from time to time. The following summary is qualified by reference to the Articles, the Regulations and applicable provisions of Ohio law.
Common Shares
The holders of the common shares are entitled to one vote for each share on all matters upon which shareholders have the right to vote. The common shares do not have any preemptive rights, are not subject to redemption and do not have the benefit of any sinking fund. Holders of the common shares are entitled to receive such dividends as the Company’s Board of Directors from time to time may declare out of funds legally available therefor. In the event of the Company’s liquidation, holders of the common shares are entitled to share in any of the Company’s assets remaining after satisfaction in full of the Company’s liabilities and satisfaction of such dividend and liquidation preferences as may be possessed by the holders of other classes of securities the Company may have outstanding in the future.
The Class B common shares and common shares are identical in all material respects except that:

•	Class B common shares entitle the holders thereof to ten votes per share on all matters,

•	Common shares entitle the holders thereof to receive cash dividends, if and when declared by the Directors, at a rate of at least 110% of cash dividends paid on the Class B common shares and

•	the Class B common shares are subject to certain restrictions on transfer.

The Class B common shares are not transferable except in certain very limited instances to family members and trusts, corporations, charitable foundations for the benefit of or controlled by family members and to employees who are participants in certain employee benefit plans (collectively, “Permitted Transferees”). These restrictions on transfer may be removed by the Board of Directors if the Board determines that the restrictions may have a material adverse effect on the liquidity, marketability or market value of the outstanding common shares.
The Class B common shares are fully convertible at any time into common shares on a share-for-share basis and will automatically be converted into common shares upon any purported transfer to non-Permitted Transferees and at the election of the Board of Directors in certain specified circumstances. Once a Class B common share has been converted into a common share, such common share cannot thereafter be re-converted into a Class B common share. Because the Class B common shares will at all times be convertible into common shares on a share-for-share basis, holders of Class B common shares will be able to sell the equity interest represented by their Class B common shares to persons who are not Permitted Transferees by converting such shares into common shares. Additional Class B common shares can be issued only in connection with stock dividends on and stock splits of the Class B common shares.

Except as set forth below (and as provided by law and in the Articles as then in effect), all matters submitted to a vote of shareholders will be voted on by holders of common shares and Class B common shares voting together as a single class. The affirmative votes of the holders of a majority of the outstanding common shares and of the Class B common shares, each voting separately as a class, are required to authorize:

•	additional Class B common shares,

•	modification or repeal of the limitations described above on issuances of Class B common shares, and

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other amendments to the Articles (other than increases in the number of authorized common shares) that alter or change the designations or powers or the preferences, qualifications, limitations, restrictions or the relative or special rights of either the Class B common shares or the common shares so as to affect them adversely, provided, that an increase in the number of authorized common shares shall not be deemed to affect the holders of common shares.

Except with respect to cash dividends, the common shares and the Class B common shares rank equally and have equal rights per share with respect to all distributions, including distributions upon liquidation and consideration to be received upon a merger or consolidation or a sale of all or substantially all of the Company’s assets. In the case of stock dividends or stock splits, however, only common shares can be distributed in respect of common shares and only Class B common shares can be distributed in respect of Class B common shares.
Neither the common shares nor the Class B common shares can be split, divided or combined unless all outstanding shares of the other such class of shares are correspondingly split, divided or combined.
Because of the restrictions on transfer of the Class B common shares, over time Class B common shares having ten votes have been and will continue to be (unless the Directors determine to remove such restrictions) converted into common shares having one vote. Over time, this has substantially diminished the relative voting power of the holders of Class B common shares.
All Directors are elected at each Annual Meeting of Shareholders to hold office for a term of one year. The Articles provide for the elimination of any right of shareholders to cumulate votes for candidates in the election of Directors.
Serial Preferred Shares
The Board of Directors has the authority, without action by the shareholders, to designate and issue serial preferred shares and to designate the rights, preferences and privileges of each series of serial preferred shares, which may be greater than the rights attached to the common shares and Class B common shares. It is not possible to state the actual effect of the issuance of any serial preferred shares on the rights of holders of common shares and Class B common shares until the Board of Directors determines the specific rights attached to those serial preferred shares. The effects of issuing serial preferred shares could include one or more of the following:

•	restricting dividends on the common shares and Class B common shares;

•	diluting the voting power of the common shares and Class B common shares;

•	impairing the liquidation rights of the common shares and Class B common shares; or

•	delaying or preventing a change of control of the Company.

There are currently no serial preferred shares outstanding. The Board of Directors previously established a series of serial preferred shares designated as Series A participating serial preferred shares in connection with a shareholder rights agreement that the Company previously maintained; however, that shareholder rights agreement expired and was terminated in July 2015.
Anti-Takeover Provisions of Ohio Law
As an Ohio corporation, the Company is subject to certain provisions of Ohio law which may discourage or render more difficult an unsolicited takeover. Among these are provisions that:

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prohibit certain mergers, sales of assets, issuances or purchases of securities, liquidation or dissolution, or reclassifications of the then outstanding shares of an Ohio corporation involving certain holders of stock representing 10% or more of the voting power (other than present shareholders), unless such transactions are either approved by the Directors in office prior to the 10% shareholder becoming such or involve a 10% shareholder which has been such for at least three years and certain minimum price and form of consideration requirements are met; and

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provide Ohio corporations a cause of action to recover profits realized under certain circumstances by persons engaged in “greenmailing” or otherwise engaged in the sale of securities of a corporation within 18 months of proposing to acquire such corporation.

In addition, pursuant to Section 1701.831 of the Ohio Revised Code, the acquisition of certain levels of the Company’s voting power (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of the holders of at least a majority of the Company’s total voting power and the separate prior authorization of the holders of at least a majority of the voting power held by shareholders other than the proposed acquirer, the Company’s officers, and Directors of the Company who are also employees.
Anti-Takeover Provisions of the Articles and Regulations
Some provisions of the Articles and the Regulations may have the effect of discouraging a change in control that the Company’s shareholders might consider to be in their best interest, including a tender offer or takeover attempt that might result in a premium over the market price for the shares held by the Company’s shareholders.
Cumulative Voting
Under cumulative voting, a minority shareholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. The Articles expressly eliminate any right of shareholders to vote cumulatively in the election of directors.
Advance Notice Requirements for Shareholder Proposals and Director Nominations
The Regulations provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice in writing. To be timely, a shareholder’s notice must be delivered to or mailed and received at the Company’s principal executive offices not more than 90 days, and not less than 60 days, prior to the anniversary date of the immediately preceding annual meeting of shareholders. However, in the event that the annual meeting is called for a date that is more than 30 days before, or more than 60 days after, such anniversary date, notice by the shareholder in order to be timely must be received not earlier than the close of business on the later of the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the date on which public announcement of the date of the meeting is first made by the Company. The Regulations also specify requirements as to the form and content of a shareholder’s notice. These provisions may preclude, delay or discourage shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders.
Transfer Agent and Registrar
The transfer agent and registrar for the common shares is EQ Shareowner Services.
Listing
The common shares are listed on the New York Stock Exchange under the symbol “IVC.”